DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 [redacted]

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

July 31, 2007

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (“**Gamesa**”), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa’s exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Quarterly Report for Half Year 2007. The webcast presentation is available through a link in the front page of the company’s website at www.gamesa.es

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure

Gamesa



Gamesa, Quarterly Report

Half Year Results 2007

Madrid, 31st July, 2007

Table of Contents

Gamesa

2Q 2007 Results

Gamesa

	% var. 2Q07 vs. 1Q07
2Q Sales reach EUR 839 Mil.	+28%
EBITDA grows to EUR 103 Mil.	+39%
NFD / EBITDA ratio decreases to 2.0x	+10% Improvement

Growth path is maintained with progressive margin improvement and better working capital.

Note: The figures presented are non audited. Data according to IFRS. Comparative results refer to the previous quarter in the same year

1H 2007 Results

Gamesa

	% var. 1H07 vs. 1H06
Sales rise to EUR 1,496 Mil.	+67%
EBITDA reaches EUR 177 Mil.	+20%
NFD / EBITDA ratio is at 2.0x	+38% Improvement

Significant growth, limited by the availability of critical components (blades and towers)

Note: The figures presented are non audited. Data according to IFRS. Comparative results refer to the same period of the previous year

Table of Contents

Gamesa

The strong growth in activity at an international level...

Gamesa

Increase in Wind Turbine Installation (+24%) vs. 1H2006

- In the first 6 months of 2007 a level of activity equivalent to the first 10 months of 2005 was reached

Increase in deliveries of Wind Farms (+77%) vs. 1H2006

- Deliveries in 1H2007 equivalent to 11 months of deliveries in 2005

The United States and China as our main growth markets

- The United States was the scene of 17% of the MW installed in 1H2007
- China was the scene of 9% of the MW installed in 1H2007

Royal Decree RD 661/2007 approved in Spain

- End of regulatory uncertainty for renewable energy
- The sale of solar farms reactivated following the approval of the regulations

... requires a rapid development of the industrial base ...

Gamesa

Moving towards the target of increasing production capacity >80%

– 23% CAGR above wind market growth forecasts (05-08 CAGR = 10-15%)

Creation of the international industrial base

– One out of four nacelles and one out of five blades were made outside Spain in 1H2007

Gradual consolidation of production activity in the U.S:

– Increase in production of nacelles (+39%) compared to 1Q2007
– Agreement with trade unions signed
– Ongoing improvements to the overall effectiveness of the installations

Start up planning of Chinese facilities met

– Begin of gearbox assembly activity
– Increased production vs. 1Q2007 at the nacelles plant (+70%)
– Ongoing improvements at the blades plant opened in 1Q2007. The learning curve compensated through the delivery of blades from Spain

... and managing the tensions of the supply chain.

Gamesa

Integration of local supplier base in growth plans

- Suppliers' day in Madrid (5th of July)
- Joint design of critical components with leading suppliers

Redesign of value added chain

- Blades in the United States and Spain
- Towers in the United States
- Development and Certification of Nacelle components suppliers in China (target: >75% of components nationalized)

Strategic Alliances: Restructuring the tower supply chain

- Signing of the Strategic Agreement with Grupo Daniel Alonso (25/06/2007)
  - Creation of a major manufacturer of towers that can follow Gamesa's future growth, both for large and small machines
  - Ensuring supply capacity

Table of Contents

Gamesa

Rate of growth, set by availability of critical components, is kept at the same levels...

Evolution of installed MW (1)


Accum. 2005 MW
Accum. 2006 MW
Accum. 2007 MW
1S07
+24%
12M07E
>15%
485
364
306
1,015
818
558
1,394
849
2,402
1,316
1Q
2Q
3Q
4Q

Evolution of MWe sold


951 MWe
sold
+57%
1,497 MWe
sold
14%
32%
1H 2006
1H 2007
% Var. WIP

- Increased Work In Progress due to:
  - Manufacturing times/ higher volume of delivery commitments in 2H due to seasonality
  - Decoupling of blades and towers in the production schedules

(1) Includes MWs ExWorks; Note: Growth with regard to same period of the previous year

... and the results reflect an ongoing improvement in working capital and supply chain management.

Gamesa

EUR Mil.	1H2007	1H2006	Variation	2Q2007
Sales	1,247	748	+67%	690
EBITDA	157	127	+23%	92
EBITDA / Sales	13%	17%	-4p.p.	13%
Net Income	48	46	+4%	36
N. Income / Sales	4%	6%	-2p.p.	5%
W.C./ Sales	28%	66%	-19p.p.	28%
CAPEX	41	60	-	16

Main Drivers:

- Global effectiveness lower than expected in the manufacturing program at the new plants in the U.S. and China
- Management of the blade recovery plan in the United States
- Delays in the delivery of critical components (blades, towers)
- Rising costs of raw materials and logistics

Note: The figures presented are non audited. Data according to IFRS.

Growth backed up by the United States, representing 30% of the activity...

Gamesa

Evolution of Delivered MW (1)


Accum. 2005 MW
Accum. 2006 MW
Accum. 2007 MW
1S07
+77%
12M07E
>50%
144
226
50
128
39
44
203
72
477
243
1Q
2Q
3Q
4Q

Wind Farm sales' geographic mix (MWe) (1)

1H2006	1H2007
156 MWe sold	**148 MWe sold**
128 MW Delivered	226 MW Delivered
28 MWe Var. WIP	-78 MWe Var. WIP


Greece
2%
Germany
12%
Portugal
16%
Italy
15%
Spain
55%


Italy
4%
Others
5%
Portugal
8%
U.S.
30%
Spain
53%

- The U.S. was the scene of 30% of the MWe sold in 1H2007
- In the first 6 months of 2007 a level of activity equivalent to 11 months of 2005 was reached

(1) Includes Project joint Management MWs. Does not include promotion sale. Note: Growth with regard to same period of the previous year

... with a steady EBITDA per MWe sold.

Gamesa

EUR Mil.	1H2007	1H2006	Variation	2Q2007
Sales	201	154	+31%	123
EBITDA	22	23	-6%	13
EBITDA / Sales	11%	15%	-4p.p.	11%
Net Income	20	21	-7%	10
N. Income / Sales	10%	14%	-4p.p.	8%
W.C./ Sales[(1)]	71%	60%	+11p.p.	71%

Main Drivers:

- **Raise of sales figure due to the quality of MWe sold** (WIP reduction in 1H2007 vs. WIP increase in 1H2006 equivalent to 18% of MWe sold)
- **Steady EBITDA per MWe sold**
- **The final wind farm construction phase, associated to the deliveries in the 2H, requires higher level of working capital**

(1) Pro-forma sales assuming that 100% of the MW sold with PAC (Provisional Acceptance Certificate)

Note: The figures presented are non audited. Data according to IFRS.

Consolidated growth in solar activity

Gamesa

EUR Mil.	1S2007	1S2006	Variation	2Q2007
Sales	96	25	x3	50
EBITDA	13	2	x7	8
EBITDA / Sales	13%	6%	+7p.p.	16%
Net Income	8	1	x8	5
N. Income / Sales	8%	3%	+5p.p.	10%
W.C./ Sales	36%	66%	-30p.p.	36%

Main Drivers:

- Consolidation of the solar activity:
  - 32 MWp of projects sold
  - 30 MWp of works start-ups
- Better margins due to volume effect

Note: The figures presented are non audited. Data according to IFRS.

Table of Contents

Gamesa

Continue improvement of operational effectiveness to meet Profitability Target

Gamesa

Growth

1H07 / 1H06
+20% EBITDA

Profitability

ROCE 1H07 = 12%


+20%
15%
16%
12%
Operational Effectiveness
2008
2.5x
2.0x

● 1H2007
○ 2008 Targets

Financial Strength

Net Debt / EBITDA = 2.0x in 1H07

Table of Contents

Gamesa

Components availability and consolidation of international activity are the key aspects for achieving targets.

Gamesa

Significant operational growth is subject to critical components availability

Progress in the development of local suppliers and strategic alliances with key suppliers

The results reflect the start-up costs of international production activity and the cost of the blade recovery plan, with a tendency for improvement in 2Q

Growth model well-matched with Working Capital improvement

Q&A Session

Gamesa

Disclaimer

Gamesa

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail."

Gamesa. Investor Relations

Gamesa

About Gamesa

- Gamesa is a company specialised in technology for energetically sustainable development, mainly wind power. Gamesa is the market leader in Spain, and is positioned worldwide among the most important WTG manufacturers with a market share of 15.6% in 2006.
- In 2006, renewable energy activities took Gamesa's turnover up to EUR 2,401 Mil. with a workforce of 5,400 people.
- Gamesa had installed more than 10,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 7.5 million petroleum equivalent tonnes / year and a reduction in $CO2$ emissions of 51.9 tonnes / year.
- With a portfolio of more than 20,000 MW of wind farms in different phases of promotion in Europe, America and Asia and branches in 13 countries, Gamesa is positioned as one of the world's most important companies in wind farm promotion and development activities.
- In 2006, Gamesa has started-up seven new production facilities with a total investment of over EUR 104 Mil. Two of these are in Spain, four in the USA in the state of Pennsylvania and one in China in Tianjin province.

Investor Relations Team	+34 94 431 76 11
Maite Bermejo	mbermejo@gamesacorp.com
Beatriz García	bgovejero@gamesacorp.com

END